Exhibit 4ll
LONG-TERM CARE
COVERAGE ENDORSEMENT

To start the process of making a claim for Long-Term Care Benefits, The Lincoln National Life Insurance Company (the “Company”) must be notified. The toll-free number to call is [1-877-534-4636].

This Endorsement is hereby attached to and made a part of the Annuity Contract (“Contract”) and the Long-Term Care Benefits Rider. This Endorsement describes:

a. The LTC Benefits that may be paid under the Contract and the Long-Term Care Benefits Rider, and
b. The requirements for establishing initial and ongoing eligibility for LTC Benefits, and
c. The process for filing initial and ongoing claims for LTC Benefits.

LTC BENEFITS

The Company will only pay LTC Benefits if all conditions for ELIGIBILITY FOR THE PAYMENT OF BENEFITS have been met and none of the LIMITATIONS OR CONDITIONS ON ELIGIBILITY FOR BENEFITS apply at the time the Qualified Long-Term Care Services were provided to the Covered Life.

The maximum LTC Benefit payable is the maximum that will be paid for each calendar month, subject to remaining LTC Benefits. The maximum LTC Benefit payable for each calendar month is the Maximum Monthly LTC Benefit as of the Valuation Date of LTC Benefit payment if:
a. The Covered Life resides in a Nursing Home in the United States, or
b. The Covered Life is receiving Hospice Care in the United States. Any Deductible Period will be waived if the Covered Life is receiving Hospice Care.

Otherwise, the maximum LTC Benefit payable for each calendar month is 50% of the Maximum Monthly LTC Benefit as of the Valuation Date of LTC Benefit payment, but only if the Covered Life receives
Qualified Long-Term Care Services in the United States.

ELIGIBILITY FOR THE PAYMENT OF BENEFITS

Initial Benefit Eligibility. A Licensed Health Care Practitioner selected by the Owner will verify the Covered Life’s initial Benefit Eligibility by performing the initial Assessment. The following conditions must be met to establish Benefit Eligibility under the Contract:
a. The Covered Life must be Chronically Ill, meaning that as the result of an Assessment the Covered Life  as been certified, within the preceding twelve (12) months, by a Licensed Health Care Practitioner as  having a chronic illness or disability that causes the Covered Life to either:
1. Require Substantial Assistance with at least two (2) ADLs, expected to last at least ninety (90) days; or
2. Have a Severe Cognitive Impairment that requires Substantial Supervision.

b. The Covered Life must have and follow a Plan of Care prescribed by a Licensed Health Care
Practitioner.
c. The Covered Life must not meet any of the LIMITATIONS OR CONDITIONS ON ELIGIBILITY
FOR BENEFITS.

If the Covered Life’s Benefit Eligibility has ended, any subsequent determination of Benefit Eligibility will be treated as a determination of initial Benefit Eligibility.

Ongoing Benefit Eligibility. The Company will require verification that the Covered Life is Chronically Ill and receiving the prescribed care and services as frequently as determined by the Company. The following conditions must be met to continue Benefit Eligibility under the Contract:
a. The Covered Life must receive the care and support services prescribed by the Plan of Care, through the agency or facility identified in the Plan of Care, in the United States. The Plan of Care must be updated as the Covered Life’s needs change.
b. At least once every twelve (12) months thereafter, and for as long as the Covered Life continues to be  Chronically Ill, a Licensed Health Care Practitioner selected by the Owner must complete a new Assessment and again:
1. Certify that the Covered Life is Chronically Ill. If the Covered Life is Chronically Ill due to loss of functional capacity, the Licensed Health Care Practitioner must again certify that the Covered Life is  expected to continue to be Chronically Ill for at least ninety (90) days; and
2. Either prescribe a new Plan of Care, or reconfirm the existing Plan of Care In Writing.

If the Company is unable to verify ongoing Benefit Eligibility, the Company will revoke Benefit Eligibility status, reject any subsequent Request for Benefits, and take action pursuant to the Recovery for Overpayment provision, below. Any subsequent determination of Benefit Eligibility will be treated as the determination of initial Benefit Eligibility.

LTC Benefits will be paid under the Contract for as long as: (i) the conditions of the Contract, including this Long-Term Care Coverage Endorsement, are met; (ii) the Contract remains in force; (iii) any rider that provides for LTC Benefit payment remains in force; and (iv) any applicable LTC Benefit limit is not reached.

The Covered Life and, at the Covered Life’s request, Immediate Family and the Covered Life’s personal physician, may contact the Company with any questions regarding eligibility decisions and to present additional information relevant to Benefit Eligibility consideration by the Company.

Deductible Period. The Deductible Period is shown in the LTC Benefit Specifications. This Deductible Period must be completely satisfied before LTC Benefits will be payable. The Deductible Period must be satisfied only once. The Deductible Period will not begin until after the LTC Coverage Effective Date and must be satisfied only by days during which the Covered Life would otherwise be eligible to receive LTC Benefits. Such eligibility need not be incurred over consecutive days.

LIMITATIONS OR CONDITIONS ON ELIGIBILITY FOR BENEFITS

General Exclusions and Limitations. The Covered Life can not establish initial or ongoing Benefit Eligibility under any of the following conditions:

a. Covered Life is receiving care provided in facilities operated primarily for the treatment of Mental or Nervous Disorders. This exclusion does not apply to qualifying stays or care resulting from a  clinical diagnosis of Alzheimer’s Disease or similar forms of irreversible dementia;
b. Covered Life is receiving treatment for alcoholism or drug addiction (unless the drug addiction is a result of medication taken in doses as prescribed by a physician);
c. Covered Life is receiving treatment arising out of an attempt (while sane or insane) at suicide or an intentionally self-inflicted injury;
d. Covered Life is receiving treatment provided in a Veteran’s Administration or other government facility, unless otherwise required by law;
e. Covered Life is receiving Qualified Long-Term Care Services for which benefits are available under Medicare or other governmental program(s) (except Medicaid), workers compensation laws, employer’s liability laws, occupational disease laws, and motor vehicle no-fault laws; and
f. All Qualified Long-Term Care Services the Covered Life is receiving are provided by members of the Covered Life’s Immediate Family, whether paid or unpaid.

CLAIMS

The Owner’s legally authorized representative may act on the Owner’s behalf in filing a claim or appealing a denial of a claim. A legally authorized representative may include a court-appointed conservator or an individual acting under a valid power of attorney. The Claims procedure involves three (3) steps. First, the Company must be notified of the Covered Life’s intent to file a claim. Second, the Covered Life’s initial  Benefit Eligibility must be determined by the Company. Third, after the Covered Life’s initial Benefit Eligibility is found by the Company, the Owner must submit a Request for Benefits to be paid by the Company for particular calendar months during which the Covered Life receives paid Qualified Long-
Term Care Services pursuant to the Plan of Care.

Step One: Notice of Claim. To start the process of establishing initial Benefit Eligibility, the Owner must provide the Company with Notice of Claim by notifying the Company In Writing at its Administrative Office or calling the Company at the telephone number shown on the first page of this Endorsement. Notice of Claim must be given to the Company within twenty (20) days after the occurrence or commencement of any loss covered by this Contract, or as soon thereafter as is reasonably possible. Notice of Claim given by or on behalf of the Covered Life or the Owner, to the Company at its Administrative Office, or to any authorized agent of the Company, with information sufficient to identify the Covered Life, will be deemed Notice of Claim to the Company.

Notice of Claim must include at least: the Owner’s name, the Covered Life’s name if different, the contract number, the address and telephone number at which the Owner or the Owner’s legally authorized representative may be contacted and the claim form should be sent, and if applicable, documentation supporting the legally authorized representative’s status.

Step Two: Establishment of Initial Benefit Eligibility. The Company must determine the Covered Life’s Initial Benefit Eligibility. In order to establish initial Benefit Eligibility, the Company will provide the Owner  with claim forms to be completed by the Covered Life and the Licensed Health Care Practitioner. The Owner must arrange for the Licensed Health Care Practitioner to complete the forms. These forms have instructions on how to fill them out and where to send them. Please review the forms carefully with the Covered Life’s designated Licensed Health Care Practitioner. The Company will use the information provided in the claim forms, and any additional information that the Company may require, to determine initial Benefit Eligibility under the Contract.

If the Company does not provide the claim forms within fifteen (15) days after the Owner provides Notice of Claim, the Owner will be deemed to have complied with the requirements of this Endorsement as to establishing initial Benefit Eligibility upon submitting, within the time fixed in the policy for filing, written proof covering the occurrence, the character, and the extent of the loss for which claim is made. Such written proof must include the Assessment and the Plan of Care.

The Company must receive at its Administrative Office written proof for establishing initial Benefit Eligibility within ninety (90) days after the end of the first month for which the Company is liable. Failure to provide such proof within the time required will not invalidate nor reduce any claim if it was not reasonably possible to provide proof within such time. Except in the absence of legal capacity, written proof must always be given no later than one (1) year from the time proof is otherwise required.

Step Three: Request for Benefits. Upon the Company’s determination of initial Benefit Eligibility, the Company will provide the Owner with prompt notice and a Request for Benefits form to be used to file a Request for Benefits for up to three (3) months, following the Deductible Period. The form has instructions  on how to fill it out and where to send it. Please read the form carefully. Answer all questions and send all required information to the address on the form. The Request for Benefits form must be submitted within ninety (90) days after either the end of the Deductible Period or the Company’s determination of initial Benefit Eligibility, whichever occurs last. However, the Request for Benefits form may not be submitted more than thirty (30) days before the end of the Deductible Period. If no Request for Benefits form is received by the Company within ninety (90) days after the later of the end of the Deductible Period and  the Company’s determination of initial Benefit Eligibility, the Covered Life’s Benefit Eligibility status will be revoked. The Covered Life must then re-establish initial Benefit Eligibility before submitting a Request for Benefits.

To continue to receive LTC Benefits, the Owner must submit a Request for Benefits form before the beginning of the month following the period for which LTC Benefits were previously requested. The Request for Benefits form may not be submitted more than thirty (30) days before the period for which LTC Benefits are being requested. To amend a Request for Benefits, the Owner must contact the Company by notifying the Company In Writing at its Administrative Office or calling the Company at the telephone number shown on the first page of this Endorsement.

If the Company does not receive a Request for Benefits within ninety (90) days following the last month for which LTC Benefits were previously paid, Benefit Eligibility status will be revoked. The Covered Life must then re-establish initial Benefit Eligibility before submitting a Request for Benefits.

If the Owner has not received a Request for Benefits form within fifteen (15) days after determination of initial Benefit Eligibility or expiration of a Request for Benefits period, the Owner will be deemed to have complied with the requirements of this Endorsement upon submitting, within ninety (90) days after determination of initial Benefit Eligibility or expiration of a Request for Benefits period, to the Company the details of the request In Writing, including the amounts requested and the calendar months applicable to the request.

The Company must receive a written Request for Benefits within ninety (90) days after the end of any month for which the Company is liable for payment of LTC Benefits. Failure to receive such Request for Benefits within the time required will not invalidate nor reduce any claim if it was not reasonably possible to make a Request for Benefits within such time, provided such request is received as soon as reasonably possible and in no event, except in the absence of legal capacity, later than one (1) year from the time a Request for Benefits is otherwise required.

Payment of Claims. LTC Benefit payments will be payable prospectively after the Deductible Period ends and as long as Benefit Eligibility continues. The Company will pay the LTC Benefits to the Owner. Upon request, payments may be directed elsewhere. This request must be In Writing and submitted no later than the time the Request for Benefits is filed. Any LTC Benefits due will be paid:

a. Monthly, when the loss is expected to result in on-going benefits; or
b. Immediately, or upon termination of the Company’s liability, when the loss is not expected to continue.

The Company will send the Owner a monthly statement showing the amount of LTC Benefits paid and remaining available benefits. This statement will also show the effect, if any, of such LTC Benefit payments on the Contract’s cash surrender value and death benefit.

Physical Examinations. The Company reserves the right to verify that all of the criteria for initial and  ongoing Benefit Eligibility are satisfied when and as often as it may reasonably require. Verification may include a review of the medical facts to determine the extent of the Covered Life’s condition or an examination by a physician of the Company’s choice to verify that the Covered Life does meet the criteria for benefits. Such examination would be performed at the Company’s expense. Verification may include a requirement for evidence of receipt of prescribed care or support services.

The Owner must have a Licensed Health Care Practitioner provide a current written Assessment and a recertification of the Covered Life’s Chronic Illness at least once every twelve (12) months. This will be done solely for the purpose of providing proof that the Covered Life’s condition and treatment satisfy ongoing Benefit Eligibility requirements under the terms of the Contract. Expenses associated with providing such proof are not reimbursable by the Company.

Claim Review and Appeal. Each claim will be evaluated based on this Endorsement and the information provided. The Company will inform the Owner In Writing if a claim or any part of a Request for Benefits is denied. All claims will be evaluated based on this Contract and the information provided. If the Owner does not agree with a claim decision, the Owner may request a review. This request must be In Writing and include any information that may support the claim. No special form is needed. The request should be sent to the Company’s Administrative Office within three (3) years after the time the Request for Benefits was filed. Within sixty (60) days after receiving this request, the Company will give the Owner the results of the Company’s review In Writing with the Company’s reasons stated clearly.

Legal Actions. The Owner cannot sue or bring legal action before sixty (60) days after proof of Benefit Eligibility satisfactory to the Company has been given to the Company In Writing. The Owner cannot sue after the greater of:
a. the expiration of the applicable statute of limitations for the state in which the Contract was delivered; or
b. three (3) years from the time written proof of Benefit Eligibility is required to be given In Writing.

Recovery of Overpayment. If there is an overpayment the Company will notify the Owner In Writing to explain the error and request repayment. Overpayment means LTC Benefits were paid pursuant to a Request for Benefits, either (i) after Benefit Eligibility ends or (ii) due to an administrative error in processing a claim. The Owner must return the amount of such overpayment within sixty (60) days of the Company’s request. Any overpayment that is not returned to the Company within sixty (60) days of the Company’s request will be deducted from future LTC Benefits if any, otherwise from any withdrawals, cash surrender, or death benefit proceeds.

DEFINITIONS
Activities of Daily Living (“ADL”). ADLs are the 6 basic functional abilities that relate to the ability to live independently. They are:
a. Bathing: The ability to wash oneself by sponge bath, or in either a tub or shower, including the task of getting into or out of the tub or shower.
b. Continence: The ability to maintain control of bowel and bladder function; or when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene (including caring for a catheter or colostomy bag).
c. Dressing: The ability to put on or take off all items of clothing and any necessary braces, fasteners or artificial limbs.
d. Eating: The ability to feed oneself by getting food into the body from a receptacle (such as plate, cup or table) or by a feeding tube or intravenously.
e. Toileting: The ability to get to and from the toilet, get on and off the toilet, and perform associated personal hygiene.
f. Transferring: The ability to move oneself into or out of a bed, chair or wheelchair.

Adult Day Care. An Adult Day Care is a program for six (6) or more individuals of social and healthrelated services provided during the day in a community group setting for the purpose of supporting frail, impaired elderly or other disabled adults who can benefit from care in a group setting outside the home. Adult Day Care is not residence in a Nursing Home.

Assessment. An Assessment is an evaluation of the Covered Life’s (i) ability to perform ADLs and (ii) cognitive condition, necessary to certify whether the Covered Life is Chronically Ill. A Licensed Health Care Practitioner using recognized and accepted, objective standards of measurement must perform any Assessment.

Assisted Living Facility. An Assisted Living Facility is a separate facility (or a specially dedicated wing of facility) which is licensed as an Assisted Living Facility, if the state licenses such facilities. If the state does not license Assisted Living Facilities, then the facility must meet all of the following criteria:
a. It must provide room, board, three (3) meals a day, housekeeping, linens, laundry and all the personal services required by a Chronically Ill individual, as well as protective oversight, to residents who require personal assistance to perform ADLs;
b. It must provide personal care and substantial hands-on assistance to prevent, by physical intervention, injury to the individual while the individual is performing ADLs. Such assistance may also include transportation, help in dispensing medication, providing assistance with baths or showers as well as other individual needs which may be required; and
c. It must have staff available to provide such assistance twenty-four (24) hours a day and seven (7) days a week and have a staff physician available on call.

Chronically Ill. A person is Chronically Ill if certified (by a Licensed Health Care Practitioner) within the preceding twelve (12) months as either:
a. Being unable to perform (without Substantial Assistance from another individual) at least two (2) ADLs for a period of at least ninety (90) days as a result of loss of functional capacity; or
b. Requiring Substantial Supervision that is necessary to protect the Covered Life from threats to health and safety due to Severe Cognitive Impairment.

Home Health Care. Home Health Care is skilled nursing or other professional care services provided at the place of residence which must be outside of a hospital, an Assisted Living Facility, or a Nursing Home. Such services include, but are not limited to, part-time and intermittent skilled nursing services, home health aide services, physical therapy, occupational therapy, chemotherapy, speech therapy, audiology services, and medical social services by a social worker. Home Health Care is not residence in a Nursing Home.

Hospice Care. Hospice Care provides palliative care to Covered Life and the Covered Life’s Immediate Family, to alleviate the physical, emotional, social, and spiritual discomforts in the terminal phases of life. If a provider of Hospice Care is not licensed, accredited or certified by the appropriate state licensing agency, Hospice Care must be administered by an interdisciplinary team that consists of a physician, a registered nurse, clergy or counselors, trained volunteers and other appropriate staff having expertise in meeting the needs of terminal patients.

Immediate Family. Immediate Family means a person’s spouse and the children, brothers, sisters and parents of either the person or the person’s spouse.

Licensed Health Care Practitioner. A Licensed Health Care Practitioner means any of the following other than Immediate Family:
a. A physician (as defined in Section 1861(r)(1) of the Social Security Act, as amended);
b. A registered professional nurse;
c. A licensed social worker; or
d. Another professional individual who meets the requirements prescribed by the United States Secretary of the Treasury.

If the Company does not insist upon the use of a particular Licensed Health Care Practitioner, the Company will not be responsible for related expenses charged by the Licensed Health Care Practitioner.

Maintenance or Personal Care Services. Maintenance or Personal Care Services are any service for which the primary purpose is to provide a Chronically Ill patient with needed assistance, including protection from threats to health and safety due to Severe Cognitive Impairment.

Medicare. Medicare means Title XVIII of the Social Security Act, as amended.

Mental or Nervous Disorder. A Mental or Nervous Disorder is any neurosis, psychoneurosis, psychopathy, psychosis, or mental or emotional disease or disorder.

Nursing Home. A Nursing Home is a facility or distinctly separate part of a hospital or other institution which is licensed by the appropriate state licensing agency as a Nursing Home, if the state licenses such facilities. If the state does not license Nursing Homes, then the facility must meet all of the following criteria:
a. It must provide twenty-four (24) hour a day nursing service under a planned program of policies and procedures which were developed with the advice of, and is periodically reviewed and executed by a professional group of at least one (1) physician and one (1) nurse;
b. It must have a physician available to provide medical care in case of emergency;
c. It must have at least one (1) nurse who is employed there full time (or at least twenty-four (24) hours per week if the facility has less than ten (10) beds);
d. It must have a nurse on duty or on call at all times;
e. It must maintain clinical records for all patients; and
f. It must have appropriate methods and procedures for handling and administering drugs and biologicals.

A Nursing Home is NOT:
a. A hospital or clinic; or
b. An Adult Day Care, Assisted Living Facility or similar facility, or
c. A personal residence where Home Health Care is provided.

Plan of Care. A Plan of Care is a written, individualized plan for care (including medication and therapy)
and support services for the Covered Life that:
a. Has been prescribed by a Licensed Health Care Practitioner; and
b. Has been developed as a result of an Assessment and incorporates any information provided by the Covered Life’s personal physician; and
c. Fairly, accurately and appropriately addresses the Covered Life’s long-term care and support service needs; and
d. Specifies the type, frequency and duration of all Qualified Long-Term Care Services required to meet those needs and the specific agency or facility to provide those services in the United States; and
e. Describes the likelihood of improvement or deterioration of the Covered Life’s condition within the next year from the date the Plan of Care was prepared and includes the supporting evidence upon which the Licensed Health Care Practitioner has based his or her conclusions and prognosis. Such supporting evidence may include either documents or information relevant to the assessment of loss of functional capacity or the assessment of Severe Cognitive Impairment, or both, which was prepared by a physician, nurse, social worker, or any other licensed or certified professional who is qualified to perform such assessment by virtue of their licensure.

Qualified Long-Term Care Service. A Qualified Long-Term Care Service is a Maintenance or Personal Care Service, or any necessary diagnostic, preventive, therapeutic, curing, treating, mitigating, and rehabilitative service, that is:
a. Required by the patient because the patient is Chronically Ill; and
b. Provided pursuant to a Plan of Care prescribed by a Licensed Health Care Practitioner.

Severe Cognitive Impairment. Severe Cognitive Impairment means deterioration or loss in an individual’s intellectual capacity that is:
a. Comparable to (and includes) Alzheimer’s disease and similar forms of irreversible dementia; and
b. Measured and confirmed by clinical evidence and standardized tests that reliably measure impairment in the following areas:
i. Short-term or long-term memory;
ii. Orientation as to person (such as who they are), place (such as their location), and time (such as day, date and year); and
iii. Deductive or abstract reasoning, including judgment as it relates to safety awareness.

Substantial Assistance. Substantial Assistance means hands-on assistance or the presence of another person within arm’s reach that is necessary to prevent, by physical intervention, injury while performing ADLs.

Substantial Supervision. Substantial Supervision means continual supervision (which may include cueing by verbal prompting, gestures, or other demonstrations) by another person.

Signed for the Company
/s/ Charles A Brawley, III
Charles A. Brawley, III
Secretary

AE 517